FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    March 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

March 19, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

2

For Immediate Release: NR 08-013

NEW DRILLING CONFIRMS TWO SILVER DISCOVERIES AT CERRO MORO, ARGENTINA

Vancouver, B. C., March 18, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that results from extension drilling on the Gabriela and Patricia veins at its Cerro Moro project in Santa Cruz Province, Argentina have confirmed that the veins are high grade silver discoveries.

Four scout reverse circulation percussion (“RC”) drill holes have extended the strike length of the Gabriela Vein to 700 metres (2,297 feet), from the last reported length of 200 metres. Significant new results from MRC264, located 400 metres to the northwest of previously announced drilling results include the following:

•

9.0 metres (“m”) (29.5 feet) at 196 grams per tonne (“g/t”) silver (5.68 ounces (“oz”) per ton) and 1.5 g/t gold (0.04 oz/ton), a silver equivalent grade** of 286 g/t (8.3 oz/ton), from a down hole depth of 39.0 m (127.9 feet), including

•	3.0 m (9.8 feet) at 314 g/t silver (9.11 oz/ton) and 3.0 g/t gold (0.09 oz/ton), for a silver equivalent grade** of 494 g/t (14.3 oz/ton), in hole MRC264.

Based on visual logs drill hole MRC267, sited 160 metres (525 feet) to the northwest of MRC264 on the Gabriela Vein, has also intersected mineralization. Assay results will be released upon compilation and verification.

Scout RC drilling on the Patricia Vein (three step out drill holes) has also confirmed it to be a silver discovery, and has extended its minimum strike length by 450 metres (1,476 feet) to approximately 600 metres. Significant new results include:

•

2.0 m (6.6 feet) at 1,238 g/t silver (35.90 oz/ton) and 8.6 g/t gold (0.25 oz/ton), for a silver equivalent grade** of 1,758 g/t (51oz/ton), from a down hole depth of 38.0 m (124.7 feet) in hole MRC202.

Elsewhere on Cerro Moro, one RC drill hole and two diamond core extensions to previous RC holes have extended the strike length of the Silvia Gold Vein to at least 200 metres (656 feet). Significant new results include:

•

1.74 m (5.7 feet) at 12.2 g/t gold (0.35 oz/ton) and 37 g/t silver (1.07 oz/ton), for a gold equivalent grade* of 12.8 g/t (0.37 oz/ton), from a down hole depth of 111.4 m (365.6 feet) in hole MRC154***.

Exeter’s Chairman Yale Simpson stated: “The discovery of silver dominant veins at Cerro Moro is perhaps to be expected given the broad extent of the epithermal vein system, and the elevated to bonanza silver grades already discovered on the Escondida vein. The high grade silver result in Patricia Vein drill hole MRC202 is particularly significant as it extends the silver discovery 120 metres to the west of an earlier high grade hole (MD067), that intersected 0.96 m (3.2 feet) at 1,383 g/t silver (40.11 oz/ton) and 11.5 g/t gold (0.33 oz/ton) – Cerro Moro 43-101 Report .

“The Patricia Vein extensions are entirely covered by shallow marine tertiary sedimentary cover, a feature that is characteristic of the western portion of the property. The success of our program in finding “blind” silver mineralization under such extensive cover demonstrates the advances we have made in our geological understanding of the Cerro Moro vein system.

“We are getting closer to defining our priorities for in-fill follow-up drilling of the more than 20 targets identified outside of the Escondida Vein. When we are at that point we will bring a fourth drill onto the project to accelerate the resource definition program.”

To enlarge the above maps, please click on it.

Detailed Drilling Results:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Silver Equivalent (g/t)**
Gabriela Silver Vein
MD179	29.58	32.00	2.42	2.2	286	418
including	30.65	31.44	0.79	4.3	440	698
MRC264	39.0	48.0	9.0	1.5	196	286
including	39.0	42.0	3.0	3.0	314	494
MRC266	54.0	56.0	2.0	2.4	317	461
Patricia Silver Vein
MRC202	38.0	40.0	2.0	8.6	1,238	1,751
MRC207	59.0	61.0	2.0	2.0	194	314
MRC219	36.0	38.0	2.0	2.9	3	177

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
Silvia Gold Vein
MRC154***	74.15	74.45	0.3	25.6	138	27.9
and	111.43	113.17	1.74	12.2	37	12.8
including	111.43	112.40	0.97	21.4	53	22.3
MRC156****	85.68	86.19	0.51	7.9	67	9.0
MRC187*****	10.0	11.0	1.0	7.3	2	7.3
and	50.0	51.0	1.0	1.4	6	1.5

Note: All intervals calculated at a 0.5 g/t gold cut-off

*	Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

**	Silver equivalent grade is calculated by multiplying the gold assay result by 60, adding it to the silver value and assumes 100% metallurgical recovery.

***	MRC denotes a percussion drill hole, however this new intersection represents a diamond core extension to a previous hole.

****	The results of RC percussion drill hole MRC156 were initially released on 18 December 2007. This new intersection represents a diamond core extension of the hole.

*****

MRC187 also intersected mineralization greater than 0.5 g/t gold between the interval 54.0 to 57.0 metres but the recoveries were significantly less than required for reporting requirements. In addition drill hole MRC190 (refer to plan) intersected mineralization well above 0.5 g/t gold between the interval 64.0 to 67.0 metres but the recoveries were also significantly less than required for reporting requirements.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Bryce Roxburgh, Exeter’s CEO and President and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to ‘bonanza grade’ drilling results within an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

The Company currently has three rigs drilling its Caspiche gold porphyry project in Chile, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter plans to explore other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling programs and exploration results. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2006, dated April 2, 2007 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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